

COMPETITIVE TECHNOLOGIES
Unlocking the Potential of Innovation®

777 COMMERCE DRIVE
SUITE 100
FAIRFIELD, CT 06825

VOTE BY INTERNET - www.proxyvote.com
Use the Internet to transmit your voting instructions and for electronic delivery of information up until 11:59 P.M. Eastern Time the day before the cut-off date or meeting date. Have your proxy card in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form.

ELECTRONIC DELIVERY OF FUTURE PROXY MATERIALS
If you would like to reduce the costs incurred by our company in mailing proxy materials, you can consent to receiving all future proxy statements, proxy cards and annual reports electronically via e-mail or the Internet. To sign up for electronic delivery, please follow the instructions above to vote using the Internet and, when prompted, indicate that you agree to receive or access proxy materials electronically in future years.

VOTE BY PHONE - 1-800-690-6903
Use any touch-tone telephone to transmit your voting instructions up until 11:59 P.M. Eastern Time the day before the cut-off date or meeting date. Have your proxy card in hand when you call and then follow the instructions.

VOTE BY MAIL
Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS: COTEC1 KEEP THIS PORTION FOR YOUR RECORDS

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED. DETACH AND RETURN THIS PORTION ONLY

COMPETITIVE TECHNOLOGIES, INC.

The Board of Directors recommends a vote FOR all Director Nominees listed below.

	For All	Withhold All	For All Except
1. ELECTION OF DIRECTORS	☐	☐	☐

To withhold authority to vote for any individual nominee(s), mark "For All Except" and write the number(s) of the nominee(s) on the line below.

_____

Nominees:

01)	Joel M. Evans, M.D.	04)	John B. Nano
02)	Richard D. Hornidge, Jr.	05)	William L. Reali
03)	Rustin Howard		

The Board of Directors recommends a vote FOR Item 2.

	For	Against	Abstain
2. RATIFICATION OF INDEPENDENT PUBLIC ACCOUNTING FIRM MHM Mahoney Cohen, CPAs	☐	☐	☐

A majority of the members of said Proxy Committee who shall be present in person or by substitute at said meeting, or in case but one shall be present, then that one, shall have and exercise all of the powers of said Proxy Committee.

This Proxy will be voted as directed, but if no direction is indicated, it will be voted FOR election of the nominees in proposal one, and FOR the ratification of the independent public accounting firm in proposal two. On other matters that may come before said meeting, this proxy will be voted in the discretion of the afore-named Proxy Committee indicated on the reverse side.

Note: Please sign exactly as your name or names appear(s) on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.

Signature [PLEASE SIGN WITHIN BOX]	Date	Signature (Joint Owners)	Date

ANNUAL MEETING OF SHAREHOLDERS OF

COMPETITIVE TECHNOLOGIES, INC.

April 17, 2009

Please date, sign and mail your proxy card in the envelope provided as soon as possible.

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting:
The Notice and Proxy Statement and Annual Report are available at www.proxyvote.com.

↓ Please detach along perforated line and mail in the envelope provided. ↓

COTEC2

COMPETITIVE TECHNOLOGIES, INC.
THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS FOR THE ANNUAL MEETING OF SHAREHOLDERS, APRIL 17, 2009

The undersigned shareholder of COMPETITIVE TECHNOLOGIES, INC. hereby appoints Donna J. Mays and John P. Rafferty (the "Proxy Committee"), each with full power of substitution, as attorneys and proxies to vote all the shares of stock of said Company which the undersigned is entitled to vote at the Annual Meeting of Shareholders of said Company to be held on Friday, April 17, 2009, at 11:00 a.m. local time at the Hilton Stamford Hotel and Executive Meeting Center, 1 First Stamford Place, Stamford, Connecticut 06902 or at any adjournments thereof, with all powers the undersigned would possess if personally present, as indicated on the reverse side, and for transacting of such other business as may properly come before said meeting or any adjournment thereof, all as set forth in the March 2, 2009 Proxy Statement.

(Continued and to be signed on the reverse side)